GPC CAPITAL CORP. II

January 21, 2010

VIA EDGAR

Re:	GPC Capital Corp. II Registration Statement on Form S-1 File No. 333-162815

Ms. Pamela Long

Mr. Dietrich King

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Ms. Long and Mr. King:

GPC Capital Corp. II, a Delaware corporation (“GPC”), hereby submits its request to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended, the registration statement on Form S-1 (File No. 333-162815), including all exhibits thereto (the “Registration Statement”), filed by GPC with the Securities and Exchange Commission on November 2, 2009, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement is being withdrawn because a determination has been made to publicly offer the subject securities for sale through Graham Packaging Company Inc., a Delaware corporation (the “Company”) and the indirect parent of GPC. The Company has filed a separate registration on Form S-1 (File No. 333-163956) for such purpose. The Registration Statement was not declared effective by the Commission and no securities of GPC were sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal of the Registration Statement to Richard A. Fenyes of Simpson Thacher & Bartlett LLP, GPC’s counsel, by fax at (212) 455-2502. If you have any questions regarding this request for withdrawal, please contact Mr. Fenyes at (212) 455-2812.

Very truly yours, GPC CAPITAL CORP. II

By:	/s/ David W. Bullock
Name:	David W. Bullock
Title:	Chief Financial Officer